World Acceptance Corporation



2005 ANNUAL REPORT

COMPANY PROFILE

WORLD ACCEPTANCE CORPORATION, founded in 1962, is one of the largest small-loan consumer finance companies in the United States. It offers short-term small loans, medium-term larger loans, related credit insurance products, ancillary products and services to individuals who have limited access to other sources of consumer credit. It also offers income tax return preparation services and refund anticipation loans (through a third party bank) to its customer base and to others.

World emphasizes quality customer service and the building of strong personal relationships with its customers. As a result, a substantial portion of the Company's business is repeat business from the renewal of loans to existing customers and the origination of new loans to former customers. During fiscal 2005, the Company loaned $1.03 billion in the aggregate in 1.36 million transactions. At March 31, 2005, World had approximately 483,000 customers. The Company's loans generally are under $3,000 and have maturities of less than 24 months. World's average loan in fiscal 2005 was $754, and the average maturity was approximately nine months.

The Company also markets computer software and related services to finance companies through its ParaData Financial Systems subsidiary. The ParaData system is currently used in over 1,170 consumer loan offices, including the Company's branch offices, and ParaData services over 109 customers.

As of June 3, 2005, World operated 581 offices in South Carolina, Georgia, Texas, Oklahoma, Louisiana, Tennessee, Missouri, Illinois, New Mexico, Kentucky, Alabama and Colorado.


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CONTENTS

FINANCIAL HIGHLIGHTS

(Dollars in thousands, except per share data)

	Years Ended March 31,		
Selected Statement of Operations Data:	**2005**	2004	Change
Total revenues	**$ 210,758**	179,152	17.6%
Net income	**33,990**	28,765	18.2%
Diluted earnings per share	**1.74**	1.49	16.8%
Selected Balance Sheet Data:			
Gross loans receivable	**$ 351,496**	310,131	13.3%
Total assets	**293,507**	261,969	12.2%
Total debt	**83,900**	95,032	(11.7%)
Total shareholders' equity	**189,711**	156,580	21.2%
Selected Ratios:			
Return on average assets	**11.8%**	11.7%	0.9%
Return on average shareholders' equity	**20.1%**	21.5%	(6.5%)
Shareholders' equity to assets	**64.9%**	59.8%	8.5%
Statistical Data:			
Number of customers	**482,976**	453,877	6.4%
Number of loans made	**1,364,564**	1,238,262	10.2%
Number of offices	**579**	526	10.1%

TO OUR SHAREHOLDERS

Fiscal 2005 was another excellent year for World Acceptance Corporation. As the chart below indicates, several key indicators have continued to show strong growth over the past five years, as well as the most recent fiscal year:

Key Indicators	Value At Fiscal Year End or For Fiscal 2005	Five Year Annual Compounded Growth Rate	Fiscal 2005 Growth Rate
Total Revenues	$210,758,000	14.9%	17.6%
Net Earnings	$33,990,000	19.1%	18.2%
Earnings Per Share (diluted)	$1.74	18.6%	16.8%
Gross Loans	$351,496,149	15.2%	13.3%
Stock Price	$25.52	38.2%	30.1%

Although most fiscal 2005 growth rates were slightly less than the five year percentages, they continue to demonstrate the excellent performance of your company.



Diluted Earnings Per Share
$.83
$1.00
$1.25
$1.49
$1.74
FY01
FY02
FY03
FY04
FY05

Net earnings for the year amounted to $34.0 million, or $1.74 per diluted share, compared to $28.8 million, or $1.49 per diluted share, during fiscal 2004. This represents an 18.2% and a 16.8% increase in earnings and earnings per share, respectively. These earnings, combined with the proceeds from stock options exercised during the year, resulted in a 20.4% increase in book value per share to $9.99 at March 31, 2005.

Fiscal 2005 was an excellent year in other respects. The Company's return on average assets increased slightly to 11.8% and its return on average equity declined to 20.1% (primarily due to the large increase in total equity). The Company also achieved improvements in other areas of operations including growth in loans, lower expense ratios, increased loan volume and a substantial increase in other revenue.



Company Returns
8.8%
9.9%
10.4%
11.7%
11.8%
FY 01
FY 02
FY 03
FY 04
FY 05
ROA
ROE

A key element to our growth in earnings is the continued improvement in our operating efficiency. General and administrative expenses as a percentage of total revenue declined to 53.2% in fiscal 2005. This is the sixth straight year that this ratio has declined. Additionally, interest expense as a percent of total revenue remained level from the prior year at 2.2% in fiscal 2005, in spite of the rise in interest rates during the period.


Gross Loans at Fiscal Year End
$210.9
$226.3
$266.8
$310.1
$351.5
FY 01
FY 02
FY 03
FY 04
FY 05
(in millions)

Gross loans receivable, the Company's primary earnings asset, increased to $351.1 million at March 31, 2005, up 13.3% over the $310.1 million outstanding at the end of fiscal 2004. Total loan volume grew to $1.0 billion during the most recent year, a 17.2% increase over fiscal 2004, representing over 1,364,000 separate loan transactions. At the end of the fiscal year the Company had open loan relationships with approximately 483,000 customers.


Offices Open at Fiscal Year End
420
441
470
526
579
FY 01
FY 02
FY 03
FY 04
FY 05

The growth in our loan portfolio continues to be the result of the expansion of our branch network through internal growth, de novo openings and acquisitions. During fiscal 2005, the Company opened 27 new offices and acquired 30 offices. Four other offices were merged into nearby existing offices due to their lack of profitability. This resulted in a NET increase of 53 new offices during the year, making 579 offices in operation at March 31, 2005. Also during fiscal 2005, the Company acquired approximately $27.4 million in gross loans, adding approximately 27,000 new customers, in 20 separate transactions. Our plans are to continue the branch expansion program, adding at least 25 new offices in each of the next two fiscal years. We evaluate potential acquisitions and believe the current economic environment should continue to provide acquisition opportunities in fiscal 2006 and beyond.

Additionally, our expansion plans include entering new markets. During fiscal 2005, the Company began operations in Colorado with the opening of two offices. We believe that Colorado will be a good state for us, due to a new state law passed during the year which provides a reasonable rate structure for small loans. During fiscal 2006, the Company plans to expand internationally into Mexico. We believe that this is an excellent market for future growth based on the favorable regulatory environment, the flexible interest rate structure, and the large segment of the population with demographics suitable for our type of lending. The decision to enter Mexico was made following an extensive study performed by a third-party consultant who is familiar with conducting business in Mexico. All indications are that Mexico is an excellent market for future growth. Our plan calls for the opening of two offices in Mexico by the end of the second quarter of fiscal 2006. Future offices will depend upon initial experience and the results from our two pilot offices.

Credit quality and the management of loan losses are very important components of our business, and are monitored closely by all levels of management. We continue to balance returns and losses in an attempt to maximize total profits. If our underwriting is too strict, we may reduce our losses, but at the same time, decline profitable business. Generally, loan losses have been stable over the last several years. Charge-offs as a percent of average loans were 14.6% in fiscal 2003, 14.7% in fiscal 2004, and 14.6% in the most recent fiscal year.

Our computer subsidiary, ParaData Financial Systems, contributed $2.3 million in net revenue and $332,000 in pretax earnings in fiscal 2005. ParaData's pretax earnings were up slightly from $288,000 in the prior fiscal year, but more importantly, it continues to fulfill its primary function, which is to provide the Company with one of the best data processing systems available to the consumer finance industry at very little, if any, costs.

The Company's income tax return preparation and electronic filing business continued to grow nicely in fiscal 2005. The number of returns prepared has grown from approximately 45,000 in fiscal 2003 and 50,000 in fiscal 2004 to approximately 55,000 during the most recent fiscal year. The net revenue generated from the business amounted to approximately $4.0 million, $5.5 million, and $6.8 million in fiscal 2003, 2004 and 2005, respectively. We remain optimistic about the continued growth of this product due to the excellent fit with our customer base, increased experience in preparing returns by our branch staff, and the timing of the program. The majority of this business is conducted during the six-week period from mid-January to the end of February, our least busy time for regular loan volume.

On behalf of the directors, management and all of our more than 2,000 dedicated and loyal employees, many of whom are also shareholders, we thank you for your support and continued interest in World Acceptance Corporation.

Sincerely,



Douglas R. Jones
President and
Chief Executive Officer

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

(Dollars in thousands, except per share amounts)

	Years Ended March 31,				
	2005	2004	2003	2002	2001
Statement of Operations Data:					
Interest and fee income	**$ 177,582**	$151,499	$133,256	$117,193	$103,412
Insurance commissions and other income	**33,176**	27,653	22,415	19,362	17,132
Total revenues	**210,758**	179,152	155,671	136,555	120,544
Provision for loan losses	**40,037**	33,481	29,570	25,688	19,749
General and administrative expenses	**112,223**	96,313	85,757	75,418	68,264
Interest expense	**4,640**	3,943	4,493	5,415	8,260
Total expenses	**156,900**	133,737	119,820	106,521	96,273
Income before income taxes	**53,858**	45,415	35,851	30,034	24,271
Income taxes	**19,868**	16,650	12,987	10,695	8,670
Net income	**$ 33,990**	$ 28,765	$ 22,864	$ 19,339	$ 15,601
Net income per common share (diluted)	**$ 1.74**	$ 1.49	$ 1.25	$ 1.00	$ .83
Diluted weighted average common equivalent shares	**19,558**	19,347	18,305	19,340	18,840
Balance Sheet Data (end of period):					
Loans receivable	**$ 267,024**	$ 236,528	$203,175	$172,637	$162,389
Allowance for loan losses	**(20,673)**	(17,261)	(15,098)	(12,926)	(12,032)
Loans receivable, net	**246,351**	219,267	188,077	159,711	150,357
Total assets	**293,507**	261,969	228,317	195,247	183,160
Total debt	**83,900**	95,032	102,532	83,382	91,632
Shareholders' equity	**189,711**	156,580	116,041	102,433	82,727
Other Operating Data:					
As a percentage of average loans receivable:					
Provision for loan losses	**15.3%**	15.1%	15.2%	14.8%	12.6%
Net charge-offs	**14.6%**	14.7%	14.6%	14.8%	12.0%
Number of offices open at year-end	**579**	526	470	441	420

General

The Company's financial performance continues to be dependent in large part upon the growth in its outstanding loans receivable, the ongoing introduction of new products and services for marketing to its customer base, the maintenance of loan quality and acceptable levels of operating expenses. Since March 31, 2000, gross loans receivable have increased at a 15.2% annual compounded rate from $173.6 million to $351.5 million at March 31, 2005. The increase reflects both the higher volume of loans generated through the Company's existing offices and the contribution of loans generated from new offices opened or acquired over the period. During this same five-year period, the Company has grown from 410 offices to 579 offices as of March 31, 2005. The Company plans to open or acquire at least 25 new offices in each of the next two fiscal years.

The Company continues to identify new products and services for marketing to its customer base. In addition to new insurance-related products, which have been introduced in selected states over the last several years, the Company sells and finances electronic items and appliances to its existing customer base. This program is called the "World Class Buying Club." Total loan volume under this program amounted to $8.3 million during fiscal 2005, a 27.6% increase from the prior fiscal year. While this represents less than 1% of the Company's total loan volume, it remains a very profitable program, which the Company plans to continue to emphasize in fiscal 2006 and beyond.

The Company's ParaData Financial Systems subsidiary provides data processing systems to 109 separate finance companies, including the Company, and currently supports approximately 1,170 individual branch offices in 45 states. ParaData's revenue is highly dependent upon its ability to attract new customers, which often requires substantial lead time, and as a result its revenue may fluctuate greatly from year to year. During fiscal 2005, its net revenues from system sales and support amounted to $2.3 million, approximately the same as in fiscal 2004. ParaData's pretax income contribution to the Company also can fluctuate greatly and was $332,000, $288,000, and $486,000, in fiscal 2005, fiscal 2004, and fiscal 2003, respectively. ParaData's net revenue and resulting net contribution to the Company will continue to fluctuate on a year to year basis, but management believes this business should remain profitable over the long term. Additionally, and more importantly, ParaData continues to provide state-of-the-art data processing support for the Company's in-house integrated computer system at little or no net cost to the Company.

Since fiscal 1997, the Company has expanded its product line to include larger balance, lower risk, and lower yielding individual consumer loans. These loans typically average $2,500 to $3,000, with terms of 18 to 24 months, compared to smaller loans, which average $300 to $500, with terms of 8 to 12 months. The Company offers the larger loans in all states except Texas and Colorado, where they are not profitable under our lending criteria and strategy. Additionally, the Company has purchased numerous larger loan offices and has made several bulk purchases of larger loans receivable. As of March 31, 2005, the larger loan category accounted for approximately $103.8 million of gross loans receivable, a 19.8% increase over the balance outstanding at March 31, 2004. At the end of the current fiscal year, this portfolio was 29.5% of the total loan balances, a slight increase from the end of the previous year. Management believes that these loans provide lower expense and loss ratios, and thus provide positive contributions. While the Company does not intend to change its primary lending focus from its small-loan business, it does intend to continue expanding the larger loan product line as part of its ongoing growth strategy.

In fiscal 1999, the Company tested an income tax return preparation and refund anticipation loan program in 40 of its offices. Based on the results of this test, the Company expanded this program in fiscal 2000 into substantially all of its offices. Since that time, the program has grown dramatically, with the Company preparing approximately 45,000, 50,000, and 55,000 returns in fiscal 2003, 2004, and 2005, respectively. Net revenue generated by the Company from this program during fiscal 2005 amounted to approximately $6.8 million. The Company believes that this profitable business provides a beneficial service to its existing customer base and plans to continue to promote and expand the program in the future.

The following table sets forth certain information derived from the Company's consolidated statements of operations and balance sheets, as well as operating data and ratios, for the periods indicated:

	Years Ended March 31,		
	2005	2004	2003
	(Dollars in thousands)		
Average gross loans receivable [(1)]	**$ 344,133**	292,110	257,595
Average loans receivable [(2)]	**261,187**	221,240	195,148
Expenses as a percentage of total revenue:			
Provision for loan losses	**19.0%**	18.7%	19.0%
General and administrative	**53.2%**	53.8%	55.1%
Total interest expense	**2.2%**	2.2%	2.9%
Operating margin [(3)]	**27.8%**	27.6%	25.9%
Return on average assets	**11.8%**	11.7%	10.4%
Offices opened and acquired, net	**53**	56	29
Total offices (at period end)	**579**	526	470

(1) Average gross loans receivable have been determined by averaging month-end gross loans receivable over the indicated period.
(2) Average loans receivable have been determined by averaging month-end gross loans receivable less unearned interest and deferred fees over the indicated period.
(3) Operating margin is computed as total revenues less provision for loan losses and general and administrative expenses as a percentage of total revenues.

Comparison of Fiscal 2005 Versus Fiscal 2004

Net income was $34.0 million during fiscal 2005, an 18.2% increase over the $28.8 million earned during fiscal 2004. This increase resulted from an increase in operating income (revenues less provision for loan losses and general and administrative expenses) of $9.1 million, or 18.5%, offset by an increase in interest expense and income taxes.

Interest and fee income during fiscal 2005 increased by $26.1 million, or 17.2%, over fiscal 2004. This increase resulted from an increase of $39.9 million, or 18.1%, in average loans receivable between the two fiscal years. The increase in average loans receivable, especially the larger loans, was partially due to several acquisitions during the year. The Company acquired approximately $21.5 million in net loans in 20 separate transactions during fiscal 2005.

Insurance commissions and other income increased by $5.5 million, or 20.0%, over the two fiscal years. Insurance commissions increased by $3.1 million, or 22.6%, as a result of the increase in loan volume in states where credit insurance may be sold. Other income increased by $2.4 million, or 17.5%, over the two years, primarily due to the increase in fees from income tax return preparation.

Total revenues increased to $210.8 million in fiscal 2005, a $31.6 million, or 17.6%, increase over the $179.2 million in fiscal 2004. Revenues from the 462 offices open throughout both fiscal years increased by 8.6%. At March 31, 2005, the Company had 579 offices in operation, an increase of 53 net offices from March 31, 2004.

The provision for loan losses during fiscal 2005 increased by $6.6 million, or 19.6%, from the previous year. This increase resulted from a combination of increases in both the general allowance for loan losses and the amount of loans charged off. Net charge-offs for fiscal 2005 amounted to $38.0 million, a 16.7% increase over the $32.6 million charged off during fiscal 2004, and net charge-offs as a percentage of average loans declined slightly from 14.7% to 14.6% when comparing the two annual periods.

General and administrative expenses during fiscal 2005 increased by $15.9 million, or 16.5%, over the previous fiscal year. This increase was due primarily to costs associated with the new offices opened or acquired during the fiscal year. General and administrative expenses, when divided by average open offices, increased by 2.4% when comparing the two fiscal years and, overall, general and administrative expenses as a percent of total revenues decreased from 53.8% in fiscal 2004 to 53.2% during fiscal 2005.

Interest expense increased by $698,000, or 17.7%, during fiscal 2005, as compared to the previous fiscal year as a result of an increase in average debt outstanding of 4.8%, combined with an increase in interest rates.

The Company's effective income tax rate increased to 36.9% during fiscal 2005 from 36.7% during the previous fiscal year. This increase resulted primarily from increased state income taxes.

Comparison of Fiscal 2004 Versus Fiscal 2003

Net income amounted to $28.8 million in fiscal 2004, a 25.8% increase over the $22.9 million earned during fiscal 2003. This increase resulted from an increase of $9.0 million, or 22.3%, in operating income, combined with a reduction in interest expense of $551,000, or 12.3%, offset by a $3.7 million increase in income taxes.

Interest and fee income during fiscal 2004 increased by $18.2 million, or 13.7%, over fiscal 2003. This increase resulted primarily from an increase of $26.1 million, or 13.4%, in average loans receivable between the two fiscal years. This increase in loans receivable resulted form growth in our existing offices, new offices opened during the fiscal year and acquisitions. As in the prior year, acquisitions continued to play an important role in our overall growth strategy. During fiscal 2004, $24.5 million of gross loans were purchased in 21 separate transactions. These loans were added to 37 new offices and 29 existing offices.

Insurance commissions and other income amounted to $27.7 million in fiscal 2004, a $5.2 million, or 23.4%, increase over the $22.4 million earned in fiscal 2003. Insurance commissions increased by $3.1 million, or 29.4%, and other income increased by $2.1 million, or 18.1%. The increase in insurance commissions resulted from the growth in the loan portfolio in those states where credit insurance may be sold in conjunction with the loan transaction. Other income, which consists primarily of commissions from the sale of Motor Club memberships and AD&D insurance, revenues from ParaData, the gross profit on the sale of items through the Company's World Class buying Club, and fees from the tax preparation business, were up mainly from an increase in the net fees generated from tax preparation and electronic filing.

Total revenues were $179.2 million during fiscal 2004, a 15.1% increase over the $155.7 million in the prior fiscal year. Revenues from the 433 offices that were open throughout both fiscal years increased by 9.8%.

The provision for loan losses during fiscal 2004 increased by $3.9 million, or 13.2%, from the previous year. This increase resulted primarily from an increase in loan losses over the two fiscal periods. As a percentage of average loans receivable, net charge-offs rose slightly to 14.7% during fiscal 2004 from 14.6% during fiscal 2003.

General and administrative expenses increased by $10.6 million, or 12.3%, over the two fiscal years. The Company's profitability benefited by improved expense ratios, as total general and administrative expense as a percent of total revenues decreased from 55.1% in fiscal 2003 to 53.8% in fiscal 2004. This ratio improved because of the average general and administrative expense per open office rose by 5.1% over the two fiscal years, while the average revenue increased 9.8%.

Interest expense was $3.9 million in fiscal 2004, a decrease of $551,000, or 12.3%, from $4.5 million in fiscal 2003. This decrease was due to reductions in average debt outstanding, as well as overall interest rates when comparing the two fiscal years. Average debt outstanding decreased by 4.8% and the average interest rate decreased from 4.2% in fiscal 2003 to 3.8% in fiscal 2004.

The Company's effective income tax rate increased from 36.2% in fiscal 2003 to 36.7% in fiscal 2004 primarily due to an increase in state income taxes.

Critical Accounting Policies

The Company's accounting and reporting policies are in accordance with U.S. generally accepted accounting principles and conform to general practices within the finance company industry. The significant accounting policies used in the preparation of the consolidated financial statements are discussed in Note 1 to the consolidated financial statements. Certain critical accounting policies involve significant judgment by the Company's management, including the use of estimates and assumptions which affect the reported amounts of assets, liabilities, revenues, and expenses. As a result, changes in these estimates and assumptions could significantly affect the Company's financial position and results of operations. The Company considers its policies regarding the allowance for loan losses to be its most critical accounting policy due to the significant degree of management judgment. The Company has developed policies and procedures for assessing the adequacy of the allowance for loan losses that take into consideration various assumptions and estimates with respect to the loan portfolio. The Company's assumptions and estimates may be affected in the future by changes in economic conditions, among other factors. For additional discussion concerning the allowance for loan losses, see "Credit Quality" below.

Credit Quality

The Company's delinquency and net charge-off ratios reflect, among other factors, changes in the mix of loans in the portfolio, the quality of receivables, the success of collection efforts, bankruptcy trends and general economic conditions.

Delinquency is computed on the basis of the date of the last full contractual payment on a loan (known as the recency method) and on the basis of the amount past due in accordance with original payment terms of a loan (known as the contractual method). Management closely monitors portfolio delinquency using both methods to measure the quality of the Company's loan portfolio and the probability of credit losses.

The following table classifies the gross loans receivable of the Company that were delinquent on a recency and contractual basis for at least 60 days at March 31, 2005, 2004, and 2003:

	At March 31,		
	2005	2004	2003
	(Dollars in thousands)		
Recency basis:			
60-89 days past due	$ **5,591**	5,190	4,960
90 days or more past due	**3,209**	1,916	1,661
Total	$ **8,800**	7,106	6,621
Percentage of period-end gross loans receivable	**2.5%**	2.3%	2.5%
Contractual basis:			
60-89 days past due	$ **7,040**	6,474	6,169
90 days or more past due	**7,255**	5,259	5,060
Total	$ **14,295**	11,733	11,229
Percentage of period-end gross loans receivable	**4.1%**	3.8%	4.2%

Loans are charged off at the earlier of when such loans are deemed to be uncollectible or when six months have elapsed since the date of the last full contractual payment. The Company's charge-off policy has been consistently applied, and no significant changes have been made to the policy during the periods reported. Management considers the charge-off policy when evaluating the appropriateness of the allowance for loan losses.

At the end of fiscal 2005, the Company experienced an increase in contractual delinquency to 4.1% from 3.8% at March 31, 2004. The delinquency rate on a recency basis also increased from 2.3% at the end of fiscal 2004 to 2.5% at the end of the current fiscal year. Charge-offs as a percent of average loans decreased from 14.7% in fiscal 2004 to 14.6% in fiscal 2005.

In fiscal 2005, approximately 87.2% of the Company's loans were generated through renewals of outstanding loans and the origination of new loans to previous customers. A renewal represents a new loan transaction with a present customer in which a portion of the new loan proceeds is used to repay the balance of an existing loan and the remaining portion is advanced to the customer. For fiscal 2003, 2004, and 2005, the percentages of the Company's loan originations that were renewals of existing loans were 77.1%, 77.2%, and 77.6%, respectively. The Company's renewal policies are determined based on state regulations and customer payment history. A renewal is considered a current renewal if the customer is no more than 45 days delinquent on a contractual basis. Delinquent renewals may be extended to customers that are more than 45 days past due on a contractual basis if the customer completes a new application and the manager believes that the customer's ability and intent to repay has improved. It is the Company's policy to not renew delinquent loans in amounts greater than the original amounts financed. In all cases, a customer must complete a new application every two years. During fiscal 2005, delinquent renewals represented 2.4% of the Company's total loan volume.

Charge-offs, as a percentage of loans made by category, are greatest on loans made to new borrowers and less on loans made to former borrowers and renewals. This is as expected due to the payment history experienceavailable on repeat borrowers. However, as a percentage of total loans charged off, renewals represent the greatest percentage due to the volume of loans made in this category. The following table depicts the charge-offs as a percent of loans made by category and as a percent of total charge-offs during fiscal 2005:

	Loan Volume by Category	Percent of Total Charge-offs	Percent of Loans Made
Renewals	77.6%	72.6%	4.7%
Former Borrowers	9.6%	5.4%	3.0%
New Borrowers	12.8%	22.0%	11.8%
	100.0%	100.0%	

The Company maintains an allowance for loan losses in an amount that, in management's opinion, is adequate to cover losses inherent in the existing loan portfolio. The Company charges against current earnings, as a provision for loan losses, amounts added to the allowance to maintain it at levels expected to cover probable losses of principal. When establishing the allowance for loan losses, the Company takes into consideration the growth of the loan portfolio, the mix of the loan portfolio, current levels of charge-offs, current levels of delinquencies, and current economic factors. In accordance with Statement of Accounting Standards No. 5 "Accounting for Contingencies" (SFAS No. 5), the Company accrues an estimated loss if it is probable and can be reasonably estimated. It is probable that there are losses in the existing portfolio. To estimate the losses, the Company uses historical information for net charge-offs and average loan life by loan type. This methodology is based on the fact that many customers renew their loans prior to the contractual maturity. Average contractual loan terms are approximately nine months and the average life is approximately four months. Based on this methodology, the Company had an allowance for loan losses that approximated six months of average net charge-offs at March 31, 2005, 2004, and 2003. Therefore, at each year end the Company had an allowance for loan losses that covered estimated losses for its existing loans based on historical charge-offs and average lives. In addition, the entire loan portfolio turns over approximately 3.0 times during a typical twelve-month period. Therefore, a large percentage of loans that are charged off during any fiscal year are not on the Company's books at the beginning of the fiscal year. The Company believes that it is not appropriate to provide for losses on loans that have not been originated, that twelve months of net charge-offs is not needed in the allowance, and that the methodology employed is in accordance with generally accepted accounting principles.

For the years ended March 31, 2005, 2004 and 2003, the Company recorded adjustments of approximately \$1.4 million, \$1.3 million, and \$1.0 million, respectively, to the allowance for loan losses in connection with acquisitions in accordance generally accepted accounting principles. These adjustments represent the allowance for loan losses on acquired loans.

The Company records acquired loans at fair value based on current interest rates, less allowances for uncollectibility and collection costs. The acquired loan portfolios generally include some loans that the Company deems uncollectible but which do not have an allowance assigned to them by the acquiree. An allowance for loan losses is then estimated based on a review of the loan portfolio, considering delinquency levels, charge-offs, loan mix and other current economic factors. The Company then records the acquired loans at their gross value and records the related allowance for loan losses as an adjustment to their allowance for loan losses. These are reflected as purchase accounting acquisitions in the table below. Subsequent charge-offs related to acquired loans are reflected in the purchase accounting acquisition adjustment in the year of acquisition. Also see Recently Issued Accounting Pronouncements.

The Company believes that its allowance for loan losses is adequate to cover losses in the existing portfolio at March 31, 2005.

The following is a summary of the changes in the allowance for loan losses for the years ended March 31, 2005, 2004, and 2003:

	March 31,		
	2005	2004	2003
Balance at the beginning of the year	$ **17,260,750**	15,097,780	12,925,644
Provision for loan losses		**40,036,597**	33,481,447
29,569,889			
Loan losses	**(41,984,428)**	(35,731,794)	(30,987,772)
Recoveries	**3,941,348**	3,118,924	2,541,785
Purchase accounting acquisitions	**1,418,473**	1,294,393	1,048,234
Balance at the end of the year	$ **20,672,740**	17,260,750	15,097,780
Allowance as a percentage of loans receivable, net of unearned and deferred fees	**7.7%**	7.3%	7.4%
Net charge-offs as a percentage of average loans receivable [(1)]	**14.6%**	14.7%	14.6%

(1) Average loans receivable have been determined by averaging month-end gross loans receivable less unearned interest and deferred fees over the indicated period.

Quarterly Information and Seasonality

The Company's loan volume and corresponding loans receivable follow seasonal trends. The Company's highest loan demand typically occurs from October through December, its third fiscal quarter. Loan demand has generally been the lowest and loan repayment highest from January to March, its fourth fiscal quarter. Loan volume and average balances typically remain relatively level during the remainder of the year. This seasonal trend affects quarterly operating performance through corresponding fluctuations in interest and fee income and insurance commissions earned and the provision for loan losses recorded, as well as fluctuations in the Company's cash needs. Consequently, operating results for the Company's third fiscal quarter generally are significantly lower than in other quarters and operating results for its fourth fiscal quarter significantly higher than in other quarters.

The following table sets forth, on a quarterly basis, certain items included in the Company's unaudited consolidated financial statements and shows the number of offices open during fiscal years 2004 and 2005.

	At or for the Three Months Ended							
	June 30, 2003	Sept. 30, 2003	Dec. 31, 2003	March 31, 2004	June 30, 2004	Sept. 30, 2004	Dec. 31, 2004	March 31, 2005
	(Dollars in thousands)							
Total revenues	$ 40,263	41,676	44,285	52,928	47,478	49,754	53,166	60,360
Provision for loan losses	7,929	9,328	11,077	5,147	8,627	11,282	13,731	6,397
General and administrative expenses	22,643	21,961	25,074	26,635	26,419	26,531	29,460	29,813
Net income	5,611	6,101	4,604	12,449	7,266	6,906	5,501	14,317
Gross loans receivable	$ 279,805	283,485	334,485	310,131	334,567	349,402	384,715	351,496
Number of offices open	473	486	516	526	544	575	578	579

Recently Issued Accounting Pronouncements

Accounting for Certain Loans or Debt Securities Acquired in a Transfer

Effective April 1, 2005, The Company adopted SOP No. 03-3 (*"SOP 03-3"*), *"Accounting for Certain Loans or Debt Securities Acquired in a Transfer,"* which prohibits carry over or creation of valuation allowances in the initial accounting of all loans acquired in a transfer that are within the scope of this SOP. The prohibition of the valuation allowance carryover applies to the purchase of an individual loan, a pool of loans, a group of loans, and loans acquired in a purchase business combination. The initial adoption of this issue did not have an impact on the financial condition or results of operations of the Company. The Company is in the process of evaluating the impact of this pronouncement on future acquisitions.

Share-Based Payment

In December 2004, the FASB issued SFAS No. 123R (*"SFAS 123R"*), *"Share-Based Payment,"* which requires companies to recognize in the income statement the grant-date fair value of stock options and other equity-based compensation issued to employees. SFAS 123R is an amendment of SFAS No. 123 (*"SFAS 123"*), *"Accounting for Stock-Based Compensation,"* and its related implementation guidance. SFAS 123R does not change the accounting guidance for share-based payment transactions with parties other than employees provided in SFAS 123. Under SFAS 123R, the way an award is classified will affect the measurement of compensation cost. Liability-classified awards are remeasured to fair value at each balance-sheet date until the award is settled. Liability-classified awards include the following:

* Employee awards with cash-based settlement or repurchase features, such as a stock appreciation right with a cash-settlement option;
* Awards for a fixed dollar amount settleable in the company's stock;
* Share-based awards with a net-settlement feature for an amount in excess of the minimum tax withholding; and
* Awards that vest or become exercisable based on the achievement of a condition other than service, performance, or market condition.

Equity-classified awards are measured at grant-date fair value, amortized over the subsequent vesting period, and are not subsequently remeasured. Equity-classified awards include the following:

* Share-based awards with net-settlement features for minimum tax withholdings;
* Awards that permit a cashless exercise using a broker unrelated to the employer;
* Awards containing a put feature that give employees the right to require the company to repurchase the shares at fair value, when the employee bears the risks and rewards normally associated with ownership for six months or longer.

Effective April 21, 2005, the Securities and Exchange Commission issued an amendment to Rule 4-01(a)(1) of Regulation S-X delaying the effective date for public entities that do not file as small business issuers to the first annual period beginning after June 15, 2005 instead of SFAS 123R's original effective date, which was as of the beginning of the first interim reporting period beginning after June 15, 2005. The Company will adopt this SFAS on April 1, 2006 and is evaluating the impact on the Company's fiscal 2007 results of operations.

Accounting for Nonmonetary Transactions

In December 2004, the FASB issued SFAS No. 153 (*"SFAS 153"*), *"Exchanges of Nonmonetary Assets-an amendment of APB Opinion No. 29,"* which eliminates the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for nonmonetary transactions occurring in fiscal years beginning after June 15, 2005.

Liquidity and Capital Resources

The Company has financed its operations, acquisitions and office expansion through a combination of cash flow from operations and borrowings from its institutional lenders. The Company has generally applied its cash flow from operations to fund its increasing loan volume, fund acquisitions, repay long-term indebtedness, and repurchase its common stock. As the Company's gross loans receivable increased from $266.8 million at March 31, 2002 to $351.5 million at March 31, 2005, net cash provided by operating activities for fiscal years 2003, 2004, and 2005 was $55.1 million, $70.4 million, and $88.1 million, respectively.

The Company's primary ongoing cash requirements relate to the funding of new offices and acquisitions, the overall growth of loans outstanding, the repayment of long-term indebtedness and the repurchase of its common stock. The Company repurchased 1,986,000 shares of its common stock under its repurchase program, for an aggregate purchase price of approximately $16.0 million, between February 1996 and October 1996. Because of certain loan agreement restrictions, the Company suspended its stock repurchases in October 1996. The stock repurchase program was reinstated in January 2000, and 144,000 shares were repurchased in fiscal 2000, 275,000 shares in fiscal 2001, 252,000 shares in fiscal 2002, 1,623,549 shares in fiscal 2003, and 486,000 in fiscal 2005 for respective aggregate purchase prices of $724,000, $1,434,000, $2,179,000, $12,001,000, and $8,751,000. The Company believes stock repurchases to be a viable component of the Company's long-term financial strategy and an excellent use of excess cash when the opportunity arises. The Board of Directors on May 12, 2005, authorized the Company to increase its share repurchase program by up to $20 million. In addition, the Company plans to open or acquire at least 25 new offices in each of the next two fiscal years. Expenditures by the Company to open and furnish new offices generally averaged approximately $20,000 per office during fiscal 2005. New offices have also required from $100,000 to $400,000 to fund outstanding loans receivable originated during their first 12 months of operation.

The Company acquired 30 offices and a number of loan portfolios from competitors in 8 states in 20 separate transactions during fiscal 2005. Gross loans receivable purchased in these transactions were approximately $27.4 million in the aggregate at the dates of purchase. The Company believes that attractive opportunities to acquire new offices or receivables from its competitors or to acquire offices in communities not currently served by the Company will continue to become available as conditions in local economies and the financial circumstances of owners change.

At March 31, 2005, the Company's accounts payable and accrued expenses included $5.8 million for an acquisition where the contract was signed and the assets were transferred but the cash payment had not been made. The payment was remitted on April 1, 2005.

The Company has a $152.0 million base credit facility with a syndicate of banks. In addition to the base revolving credit commitment, there is a $15 million seasonal revolving credit commitment available November 15 of each year through March 31 of the immediately succeeding year to cover the increase in loan demand during this period. The credit facility will expire on September 30, 2006. Funds borrowed under the revolving credit facility bear interest, at the Company's option, at either the agent bank's prime rate per annum or the LIBOR rate plus 2.00% per annum. At March 31, 2005, the interest rate on borrowings under the revolving credit facility was 4.9%. The Company pays a commitment fee equal to 0.375% per annum of the daily unused portion of the revolving credit facility. Amounts outstanding under the revolving credit facility may not exceed specified percentages of eligible loans receivable. On March 31, 2005, $82.9 million was outstanding under this facility, and there was $69.1 million of unused borrowing availability under the borrowing base limitations.

The Company is currently in negotiations with its banks to extend the maturity date of its credit facility to September 30, 2007. The Company does not currently anticipate any problems in getting this extension approved, but will not know definitely until some time in the second quarter of fiscal 2006.

The Company's credit agreements contain a number of financial covenants, including minimum net worth and fixed charge coverage requirements. The credit agreements also contain certain other covenants, including covenants that impose limitations on the Company with respect to (i) declaring or paying dividends or making distributions on or acquiring common or preferred stock or warrants or options; (ii) redeeming or purchasing or prepaying principal or interest on subordinated debt; (iii) incurring additional indebtedness; and (iv) entering into a merger, consolidation or sale of substantial assets or subsidiaries. The Company was in compliance with these agreements at March 31, 2005 and does not believe that these agreements will materially limit its business and expansion strategy.

The following table summarizes the Company's contractual cash obligations by period (in thousands):

	Fiscal Year Ended March 31,						
	2006	2007	2008	2009	2010	Thereafter	Total
Maturities of Notes Payable	$200	83,100	200	200	200	0	83,900
Minimum Lease Payments...	5,340	2,978	1,065	157	50	0	9,590
Total	$5,540	86,078	1,265	357	250	0	93,490

The Company believes that cash flow from operations and borrowings under its revolving credit facility will be adequate for the next twelve months, and for the foreseeable future thereafter, to fund the expected cost of opening or acquiring new offices, including funding initial operating losses of new offices and funding loans receivable originated by those offices and the Company's other offices. Management is not currently aware of any trends, demands, commitments, events or uncertainties that it believes will result in, or are reasonably likely to result in, the Company's liquidity increasing or decreasing in any material way. From time to time, the Company has needed and obtained, and expects that it will continue to need on a periodic basis, an increase in the borrowing limits under its revolving credit facility. The Company has successfully obtained such increases in the past and anticipates that it will be able to do so in the future as the need arises; however, there can be no assurance that this additional funding will be available (or available on reasonable terms) if and when needed.

Quantitative and Qualitative Disclosures About Market Risk

The Company's financial instruments consist of the following: cash, loans receivable, senior notes payable, and other note payable. Fair value approximates carrying value for all of these instruments. Loans receivable are originated at prevailing market rates and have an average life of approximately four months. Given the short-term nature of these loans, they are continually repriced at current market rates. The Company's revolving credit facility has a variable rate based on a margin over LIBOR and reprices with any changes in LIBOR. The Company's outstanding debt under its revolving credit facility and its other note payable was $83.9 million at March 31, 2005. Interest on borrowings under this facility is based, at the Company's option, on the prime rate or LIBOR plus 2.00%. Based on the outstanding balance at March 31, 2005, a change of 1% in the interest rates would cause a change in interest expense of approximately $839,000 on an annual basis.

Inflation

The Company does not believe that inflation has a material adverse effect on its financial condition or results of operations. The primary impact of inflation on the operations of the Company is reflected in increased operating costs. While increases in operating costs would adversely affect the Company's operations, the consumer lending laws of three of the twelve states in which the Company operates allow indexing of maximum loan amounts to the Consumer Price Index. These provisions will allow the Company to make larger loans at existing interest rates in those states, which could partially offset the potential increase in operating costs due to inflation.

Legal Matters

As of March 31, 2005, the Company and certain of its subsidiaries have been named as defendants in various legal actions arising from their normal business activities in which damages in various amounts are claimed. Although the amount of any ultimate liability with respect to such matters cannot be determined, the Company believes that any such liability will not have a material adverse effect on the Company's consolidated financial condition or results of operations taken as a whole.

Forward-Looking Statements

This annual report, including "Management's Discussion and Analysis of Financial Condition and Results of Operations," contains various "forward-looking statements," within the meaning of Section 21E of the Securities Exchange Act of 1934, that are based on management's beliefs and assumptions, as well as information currently available to management. Statements other than those of historical fact, as well as those identified by the us eof words such as "anticipate," "estimate," "plan," "expect," "believe," "may," "will," "should," and similar expressions, are forward-looking statements. Although the Company believes that the expectations reflected in any such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. Any such statements are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, the Company's actual financial results, performance or financial condition may vary materially from those anticipated, estimated or expected. Among the key factors that could cause the Company's actual financial results, performance or condition to differ from the expectations expressed or implied in such forward-looking statements are the following: changes in interest rates; risks inherent in making loans, including repayment risks and value of collateral; recently enacted, proposed or future legislation; the timing and amount of revenues that may be recognized by the Company; changes in current revenue and expense trends (including trends affecting charge-offs); changes in the Company's markets and general changes in the economy (particularly in the markets served by the Company); the unpredictable nature of litigation; and other matters discussed in this annual report and the Company's filings with the Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statements it may make.

CONSOLIDATED BALANCE SHEETS

	March 31, 2005	March 31, 2004
Assets		
Cash	$ **3,046,677**	4,314,107
Gross loans receivable	**351,496,149**	310,130,665
Less:		
Unearned interest and deferred fees	**(84,472,686)**	(73,602,603)
Allowance for loan losses	**(20,672,740)**	(17,260,750)
Loans receivable, net	**246,350,723**	219,267,312
Property and equipment, net	**9,806,237**	9,273,602
Deferred tax benefit	**10,690,000**	9,535,000
Other assets, net	**6,254,360**	4,065,296
Intangible assets, net	**17,358,505**	15,514,003
	$ **293,506,502**	261,969,320
Liabilities and Shareholders' Equity		
Liabilities:		
Senior notes payable	**82,900,000**	91,350,000
Subordinated notes payable	-	2,000,000
Other notes payable	**1,000,000**	1,682,000
Income taxes payable	**1,624,069**	383,009
Accounts payable and accrued expenses	**18,271,240**	9,973,974
Total liabilities	**103,795,309**	105,388,983
Shareholders' equity:		
Preferred stock, no par value		
Authorized 5,000,000 shares, no shares issued or outstanding	-	-
Common stock, no par value		
Authorized 95,000,000 shares; issued and outstanding 18,984,907 and 18,857,197 shares at March 31, 2005 and 2004, respectively	-	-
Additional paid-in capital	**11,964,056**	12,822,906
Retained earnings	**177,747,137**	143,757,431
Total shareholders' equity	**189,711,193**	156,580,337
Commitments and contingencies		
	$ **293,506,502**	261,969,320

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended March 31,		
	2005	2004	2003
Revenues:			
Interest and fee income	**$ 177,581,630**	151,499,678	133,255,872
Insurance commissions and other income	**33,176,378**	27,652,829	22,414,951
Total revenues	**210,758,008**	179,152,507	155,670,823
Expenses:			
Provision for loan losses	**40,036,597**	33,481,447	29,569,889
General and administrative expenses:			
Personnel	**73,361,104**	62,696,557	55,537,903
Occupancy and equipment	**12,430,896**	10,183,032	9,026,611
Data processing	**1,910,285**	1,955,642	1,765,844
Advertising	**7,792,313**	7,093,498	5,755,145
Amortization of intangible assets	**2,585,267**	2,264,619	2,172,584
Other	**14,143,555**	12,120,018	11,499,105
	112,223,420	96,313,366	85,757,192
Interest expense	**4,640,285**	3,942,572	4,493,219
Total expenses	**156,900,302**	133,737,385	119,820,300
Income before income taxes	**53,857,706**	45,415,122	35,850,523
Income taxes	**19,868,000**	16,650,000	12,987,000
Net income	**$ 33,989,706**	28,765,122	22,863,523
Net income per common share:			
Basic	**$ 1.81**	1.58	1.28
Diluted	**$ 1.74**	1.49	1.25
Weighted average shares outstanding:			
Basic	**18,761,066**	18,251,639	17,860,101
Diluted	**19,557,515**	19,347,080	18,304,976

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Additional Paid-in Capital	Retained Earnings	Total
Balances at March 31, 2002	$ 681,354	101,752,026	102,433,380
Proceeds from exercise of stock options (416,734 shares), including tax benefits of $392,945	2,745,120	-	2,745,120
Common stock repurchases (1,623,549 shares)	(2,377,753)	(9,623,240)	(12,000,993)
Net income	-	22,863,523	22,863,523
Balances at March 31, 2003	1,048,721	114,992,309	116,041,030
Proceeds from exercise of stock options (1,237,146 shares), including tax benefits of $3,774,332	11,774,185	-	11,774,185
Net income	-	28,765,122	28,765,122
Balances at March 31, 2004	12,822,906	143,757,431	156,580,337
Proceeds from exercise of stock options (577,710 shares), including tax benefits of $3,181,612	**7,891,669**	**-**	**7,891,669**
Common stock repurchases (486,000 shares)	**(8,750,519)**	**-**	**(8,750,519)**
Net income	**-**	**33,989,706**	**33,989,706**
Balances at March 31, 2005	**$ 11,964,056**	**177,747,137**	**189,711,193**

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended March 31,		
	2005	2004	2003
Cash flows from operating activities:			
Net income	**$ 33,989,706**	28,765,122	22,863,523
Adjustments to reconcile net income to net cash provided by operating activities:			
Amortization of intangible assets	**2,585,267**	2,264,619	2,172,584
Amortization of loan costs and discounts	**56,098**	156,886	123,086
Provision for loan losses	**40,036,597**	33,481,447	29,569,889
Depreciation	**2,073,933**	1,757,211	1,726,424
Deferred tax benefit	**(1,155,000)**	(918,000)	(1,685,000)
Change in accounts:			
Other assets, net	**(2,245,162)**	481,993	(333,570)
Income taxes payable	**4,422,672**	2,110,324	(175,574)
Accounts payable and accrued expenses	**8,297,266**	2,276,741	881,200
Net cash provided by operating activities	**88,061,377**	70,376,343	55,142,562
Cash flows from investing activities:			
Increase in loans receivable, net	**(45,628,235)**	(46,380,225)	(41,272,627)
Net assets acquired from office acquisitions, primarily loans	**(21,678,455)**	(18,661,742)	(16,874,896)
Increase in intangible assets from acquisitions	**(4,429,769)**	(3,179,814)	(2,804,077)
Purchases of property and equipment, net	**(2,419,886)**	(2,362,994)	(2,891,724)
Net cash used by investing activities	**(74,156,345)**	(70,584,775)	(63,843,324)
Cash flows from financing activities:			
Proceeds (repayment) of senior revolving notes payable, net	**(8,450,000)**	(6,700,000)	21,150,000
Repayment of subordinated notes payable	**(2,000,000)**	(2,000,000)	(2,000,000)
Proceeds (repayment) of other notes payable	**(682,000)**	1,200,000	-
Proceeds from exercise of stock options	**4,710,057**	7,999,853	2,352,175
Repurchase of common stock	**(8,750,519)**	-	(12,000,993)
Net cash provided by (used in) financing activities	**(15,172,462)**	499,853	9,501,182
Increase (decrease) in cash	**(1,267,430)**	291,421	800,420
Cash at beginning of year	**4,314,107**	4,022,686	3,222,266
Cash at end of year	**$ 3,046,677**	4,314,107	4,022,686

See accompanying notes to consolidated financial statements.

(1) Summary of Significant Accounting Policies

The Company's accounting and reporting policies are in accordance with U.S. generally accepted accounting principles and conform to general practices within the finance company industry. The following is a description of the more significant of these policies used in preparing the consolidated financial statements.

Nature of Operations

The Company is a small-loan consumer finance company head-quartered in Greenville, South Carolina that offers short-term small loans, medium-term larger loans, related credit insurance products and ancillary products and services to individuals who have limited access to other sources of consumer credit. It also offers income tax return preparation services and refund anticipation loans (through a third party bank) to its customer base and to others.

The Company also markets computer software and related services to finance companies through its ParaData Financial Systems ("ParaData") subsidiary.

As of March 31, 2005, the Company operated 579 offices in South Carolina, Georgia, Texas, Oklahoma, Louisiana, Tennessee, Missouri, Illinois, New Mexico, Kentucky, Alabama and Colorado.

Principles of Consolidation

The consolidated financial statements include the accounts of World Acceptance Corporation and its wholly owned subsidiaries (the "Company"). Subsidiaries consist of operating entities in various states, ParaData, a software company acquired during fiscal 1994, and WAC Insurance Company, Ltd., a captive reinsurance company established in fiscal 1994. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with U.S. generally accepted accounting principals requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Business Segments

The Company reports operating segments in accordance with SFAS No. 131, "*Disclosures about Segments of an Enterprise and Related Information*" ("SFAS No. 131"). Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and assess performance. SFAS 131 requires that a public enterprise report a measure of segment profit or loss, certain specific revenue and expense items, segment assets, information about the way that the operating segments were determined and other items.

The Company has one reportable segment, which is the consumer finance company. The other revenue generating activities of the Company, including the sale of insurance products, income tax preparation, buying club and the automobile club, are done in the existing branch network in conjunction with or as a compliment to the lending operation. There is no discrete financial information available for these activities and they do not meet the criteria under SFAS 131 to be reported separately.

ParaData provides data processing systems to 109 separate finance companies, including the Company. At March 31, 2005 and 2004, ParaData had total assets of $1,904,000 and $3,760,000, respectively, which represented less than 2.0% of total consolidated assets at each fiscal year end. Total net revenues (system sales and support) for ParaData for the years ended March 31, 2005, 2004 and 2003 were $2,332,000, $2,251,000, and $2,268,000, respectively, which represented less than 3% of consolidated revenue for each year. For the years ended March 31, 2005, 2004 and 2003, ParaData had income before income taxes of $332,000, $288,000, and $486,000, respectively. Although ParaData is an operating segment under SFAS 131, it does not meet the criteria to require separate disclosure.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less from the date of original issuance to be cash equivalents.

Loans and Interest Income

The Company is licensed to originate direct cash consumer loans in the states of Georgia, South Carolina, Texas, Oklahoma, Louisiana, Tennessee, Missouri, Illinois, New Mexico, Kentucky, Alabama and Colorado. During fiscal 2005 and 2004, the Company originated loans generally ranging up to $3,000, with terms of 24 months or less. Experience indicates that a majority of the direct cash consumer loans are renewed.

Fees received and direct costs incurred for the origination of loans are deferred and amortized to interest income over the contractual lives of the loans. Unamortized amounts are recognized in income at the time that loans are renewed or paid in full.

Loans are carried at the gross amount outstanding, reduced by unearned interest and insurance income, net deferred origination fees and direct costs, and an allowance for loan losses. Unearned interest is deferred at the time the loans are made and accreted to income on a collection method, which approximates the level yield method. Charges for late payments are credited to income when collected.

The Company generally offers its loans at the prevailing statutory rates for terms not to exceed 24 months. Management believes that the carrying value approximates the fair value of its loan portfolio.

Allowance for Loan Losses

The Company maintains an allowance for loan losses in an amount that, in management's opinion, is adequate to cover losses inherent in the existing loan portfolio. The Company charges against current earnings, as a provision for loan losses, amounts added to the allowance to maintain it at levels expected to cover probable losses of principal. When establishing the allowance for loan losses, the Company takes into consideration the growth of the loan portfolio, the mix of the loan portfolio, current levels of charge-offs, current levels of delinquencies, and current economic factors. The allowance for loan losses has an allocated and an unallocated component. The Company uses historical information for net charge-offs by loan type and average loan life by loan type to estimate the allocated component of the allowance for loan losses. This methodology is based on the fact that many customers renew their loans prior to the contractual maturity. Average contractual loan terms are approximately nine months and the average loan life is approximately four months. The allowance for loan loss model also reserves 100% of the principal on loans greater than 90 days past due on a recency basis. Loans are charged off at the earlier of when such loans are deemed to be uncollectible or when six months have elapsed since the date of the last full contractual payment. The Company's charge-off policy has been consistently applied and no significant changes have been made to the policy during the periods reported. Management considers the charge-off policy when evaluating the appropriateness of the allowance for loan losses.

The Company records acquired loans at fair value based on current interest rates, less allowances for uncollectibility and collection costs. The acquired loan portfolios generally include some loans that the Company deems uncollectible but which do not have an allowance assigned to them by the acquiree. An allowance for loan losses is then estimated based on a review of the loan portfolio, considering delinquency levels, charge-offs, loan mix and other current economic factors. The Company then records the acquired loans at their gross value and records the related allowance for loan losses. These are reflected as purchase accounting acquisitions (also see Note 2 to the Consolidated Financial Statements). Subsequent charge-offs related to acquired loans are reflected in the purchase accounting acquisition adjustment in the year of acquisition. At March 31, 2005 and 2004, there were no concentrations of loans in any local economy, type of property, or to any one borrower.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is recorded using the straight-line method over the estimated useful life of the related asset as follows: building, 40 years; furniture and fixtures, 5 to 10 years; equipment, 3 to 7 years; and vehicles, 3 years. Amortization of leasehold improvements is recorded using the straight-line method over the lesser of the estimated useful life of the asset or the term of the lease. Additions to premises and equipment and major replacements or betterments are added at cost. Maintenance, repairs, and minor replacements are charged to operating expense as incurred. When assets are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in income.

Other Assets

Other assets include cash surrender value of life insurance policies, prepaid expenses and other deposits.

Intangible Assets

Intangible assets include the cost of acquiring existing customers, the value assigned to noncompete agreements, and goodwill (the excess cost over the fair value of the net assets acquired). These assets are being amortized as follows: customer lists, 9 years; and non-compete agreements, the term of agreement, which approximates the estimated useful lives. Effective April 1, 2002, the Company ceased amortization of goodwill. Management periodically evaluates the recoverability of the unamortized balances of these assets and adjusts them as necessary.

The Company tests for impairment in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). Potential impairment of goodwill exists when the carrying amount of a reporting unit exceeds its implied fair value. The fair value for each reporting unit is computed using one or a combination of the following three methods; income, market value, or cost method. The income method uses a discounted cash flow analysis to determine fair value by considering a reporting unit's capital structure and applying a risk-adjusted discount rate to forecast earnings based on a capital asset pricing model. The market value method uses recent transaction analysis or publicly traded comparable analysis for similar assets and liabilities to determine fair value. The cost method assumes the net assets of a recent business combination accounted for under the purchase method of accounting will be recorded at fair value if no event or circumstance has occurred triggering a decline in the value. To the extent a reporting unit's carrying amount exceeds its fair value, an indication exists that the reporting unit's goodwill may be impaired, and a second test will be performed. In the second step, the implied fair value of the reporting unit's goodwill, determined by allocating the reporting unit's fair value to all of its assets (recognized and unrecognized) and liabilities as if the reporting unit had been acquired in a business combination at the date of the impairment test, is compared to its carrying amount. If the implied fair value of reporting unit goodwill is lower than its carrying amount, goodwill is impaired and is written down to its implied fair value. The loss recognized is limited to the carrying amount of goodwill. Once an impairment loss is recognized, future increases in fair value will not result in the reversal of previously recognized losses.

Fair Value of Financial Instruments

SFAS No. 107, "Disclosures about the Fair Value of Financial Instruments" requires disclosures about the fair value of all financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. The Company's financial instruments consist of the following: cash, loans receivable, senior notes payable, and other note payable. Fair value approximates carrying value for all of these instruments. Loans receivable are originated at prevailing market rates and have an average life of approximately four months. Given the short-term nature of these loans, they are continually repriced at current market rates. The Company's revolving credit facility and other note payable have a variable rate based on a margin over LIBOR and reprice with any changes in LIBOR.

Insurance Premiums

Insurance premiums for credit life, accident and health, property and unemployment insurance written in connection with certain loans, net of refunds and applicable advance insurance commissions retained by the Company, are remitted monthly to an insurance company. All commissions are credited to unearned insurance commissions and recognized as income over the life of the related insurance contracts using a method similar to that used for the recognition of interest income.

Non-file Insurance

Non-file premiums are charged on certain loans at inception and renewal in lieu of recording and perfecting the Company's security interest in the assets pledged on certain loans and are remitted to a third-party insurance company for non-file insurance coverage. Such insurance and the related insurance premiums, claims, and recoveries are not reflected in the accompanying consolidated financial statements except as a reduction in loan losses (see note 6).

Certain losses related to such loans, which are not recoverable through life, accident and health, property, or unemployment insurance claims are reimbursed through non-file insurance claims subject to policy limitations. Any remaining losses are charged to the allowance for loan losses.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Supplemental Cash Flow Information

For the years ended March 31, 2005, 2004, and 2003, the Company paid interest of $4,529,445, $3,747,688 and $4,448,128, respectively.

For the years ended March 31, 2005, 2004, and 2003, the Company paid income taxes of $16,600,328, $15,457,676, and $14,847,574, respectively.

Supplemental non-cash financing activities for the years ended March 31, 2005, 2004, and 2003, consist of:

	2005	2004	2003
Tax benefits from exercise of stock options.................	$ **3,181,612**	3,774,332	392,945

Earnings Per Share

Earnings per share ("EPS") are computed in accordance with SFAS No. 128, "Earnings per Share." Basic EPS includes no dilution and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution of securities that could share in the earnings of the Company. Potential common stock included in the diluted EPS computation consists of stock options, which are computed using the treasury stock method.

Reclassifications

Certain reclassification entries have been made for fiscal 2004 and 2003 to conform with fiscal 2005 presentation. There was no impact on shareholders' equity or net income previously reported as a result of these reclassifications.

Stock-Based Compensation

At March 31, 2005, the Company had three stock-based employee compensation option plans, which are described more fully in Note 10. The Company accounts for its option plans under the recognition and measurement principles of APB Opinion 25, "*Accounting for Stock Issued to Employees*," and related Interpretations ("APB Opinion 25"). No stock-based employee compensation cost is reflected in net income related to these plans, as all options granted under those plans had an exercise price equal to or greater than the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share as if the Company had applied the fair value recognition provisions of SFAS No. 123, "*Accounting for Stock Based Compensation*" ("SFAS 123") to stock-based employee compensation option plans for the years ended March 31.

(Dollars in thousands except per share amounts)	**2005**	2004	2003
Net income			
As reported	**$ 33,990**	28,765	22,864
Deduct:			
Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effect	**1,038**	1,080	806
Pro forma net income	**$ 32,952**	27,685	22,058
Basic earnings per share			
As reported	**$ 1.81**	1.58	1.28
Pro forma	**$ 1.76**	1.52	1.24
Diluted earnings per share			
As reported	**$ 1.74**	1.49	1.25
Pro forma	**$ 1.68**	1.43	1.21

Recently Issued Accounting Pronouncements

Accounting for Certain Loans or Debt Securities Acquired in a Transfer

Effective April 1, 2005, The Company adopted SOP No. 03-3 (*"SOP 03-3"*), *"Accounting for Certain Loans or Debt Securities Acquired in a Transfer,"* which prohibits carry over or creation of valuation allowances in the initial accounting of all loans acquired in a transfer that are within the scope of this SOP. The prohibition of the valuation allowance carryover applies to the purchase of an individual loan, a pool of loans, a group of loans, and loans acquired in a purchase business combination. The initial adoption of this issue did not have an impact on the financial condition or results of operations of the Company. The Company is in the process of evaluating the impact of this pronouncement on future acquisitions.

Share-Based Payment

In December 2004, the FASB issued SFAS No. 123R (*"SFAS 123R"*), *"Share-Based Payment,"* which requires companies to recognize in the income statement the grant-date fair value of stock options and other equity-based compensation issued to employees. SFAS 123R is an amendment of SFAS No. 123 (*"SFAS 123"*), *"Accounting for Stock-Based Compensation,"* and its related implementation guidance. SFAS 123R does not change the accounting guidance for share-based payment transactions with parties other than employees provided in SFAS 123. Under SFAS 123R, the way an award is classified will affect the measurement of compensation cost. Liability-classified awards are remeasured to fair value at each balance-sheet date until the award is settled. Liability-classified awards include the following:

* Employee awards with cash-based settlement or repurchase features, such as a stock appreciation right with a cash-settlement option;
* Awards for a fixed dollar amount settleable in the company's stock;
* Share-based awards with a net-settlement feature for an amount in excess of the minimum tax withholding; and
* Awards that vest or become exercisable based on the achievement of a condition other than service, performance, or market condition.

Equity-classified awards are measured at grant-date fair value, amortized over the subsequent vesting period, and are not subsequently remeasured. Equity-classified awards include the following:

* Share-based awards with net-settlement features for minimum tax withholdings;
* Awards that permit a cashless exercise using a broker unrelated to the employer;
* Awards containing a put feature that give employees the right to require the company to repurchase the shares at fair value, when the employee bears the risks and rewards normally associated with ownership for six months or longer.

Effective April 21, 2005, the Securities and Exchange Commission issued an amendment to Rule 4-01(a)(1) of Regulation S-X delaying the effective date for public entities that do not file as small business issuers to the first annual period beginning after June 15, 2005 instead of SFAS 123R's original effective date, which was as of the beginning of the first interim reporting period beginning after June 15, 2005. The Company will adopt this SFAS on April 1, 2006 and is evaluating the impact on the Company's fiscal 2007 results of operations.

Accounting for Nonmonetary Transactions

In December 2004, the FASB issued SFAS No. 153 (*"SFAS 153"*), *"Exchanges of Nonmonetary Assets-an amendment of APB Opinion No. 29,"* which eliminates the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for nonmonetary transactions occurring in fiscal years beginning after June 15, 2005.

(2) Allowance for Loan Losses

The following is a summary of the changes in the allowance for loan losses for the years ended March 31, 2005, 2004, and 2003:

	March 31,		
	2005	2004	2003
Balance at the beginning of the year	$ **17,260,750**	15,097,780	12,925,644
Provision for loan losses	**40,036,597**	33,481,447	29,569,889
Loan losses	**(41,984,428)**	(35,731,794)	(30,987,772)
Recoveries	**3,941,348**	3,118,924	2,541,785
Purchase accounting acquisitions	**1,418,473**	1,294,393	1,048,234
Balance at the end of the year	$ **20,672,740**	17,260,750	15,097,780

For the years ended March 31, 2005, 2004 and 2003, the Company recorded adjustments of approximately $1.4 million, $1.3 million, and $1.0 million, respectively, to the allowance for loan losses in connection with its acquisitions in accordance generally accepted accounting principles. These adjustments represent the allowance for loan losses on acquired loans (also see Note 1).

(3) Property and Equipment

Summaries of property and equipment follow:

	March 31,	
	2005	2004
Land	$ **250,443**	250,443
Buildings and leasehold improvements	**3,970,157**	3,587,981
Furniture and equipment	**17,721,483**	16,140,532
	21,942,083	19,978,956
Less accumulated depreciation and amortization	**(12,135,846)**	(10,705,354)
Total	$ **9,806,237**	9,273,602

(4) Intangible Assets

Intangible assets, net of accumulated amortization, consist of:

	March 31,	
	2005	2004
Cost of acquiring existing customers	$ **10,671,432**	9,580,015
Value assigned to noncompete agreements	**2,107,129**	2,789,637
Goodwill	**4,533,219**	3,053,826
Other	**46,725**	90,525
Total	$ **17,358,505**	15,514,003

The following summarizes the changes in the carrying amount of goodwill for the year ended March 31, 2005:

Balance at March 31, 2004	$ 3,053,826
Goodwill acquired during the year	1,479,393
Balance at March 31, 2005	$ 4,533,219

The estimated amortization expense for intangible assets for the years ended March 31 is as follows: $2,716,990 for 2006, $2,447,406 for 2007, $1,983,585 for 2008, $1,636,234 for 2009, $1,347,538 for 2010, and an aggregate of $2,693,533 for the years thereafter.

Goodwill is tested for impairment annually. The Company performed an annual impairment test as of March 31, 2005 and determined that none of the recorded goodwill was impaired.

(5) Notes Payable

Summaries of the Company's notes payable follow:

Senior Notes Payable

$152,000,000 Revolving Credit Facility – This facility provides for borrowings of up to $152.0 million, with $82.9 million outstanding at March 31, 2005, subject to a borrowing base formula. The Company may borrow, at its option, at the rate of prime or LIBOR plus 2.00%. At March 31, 2005, the Company's interest rate was 4.9% and the unused amount available under the revolver was $69.1 million. The revolving credit facility has a commitment fee of 0.375% per annum on the unused portion of the commitment. Borrowings under the revolving credit facility mature on September 30, 2006.

A member of the Company's Board of Directors serves as an Executive Vice President of The South Financial Group, which is the Parent of Carolina First Bank. As of March 31, 2005 Carolina First Bank had committed to fund up to $20.0 million under the credit facility and had outstanding $1.0 million in another note payable.

Other Note Payable

The Company also has a $1.0 million note payable to a bank, bearing interest of LIBOR plus 2.00% payable monthly, which is to be repaid in five annual installments of $200,000 ending on May 1, 2009.

The various debt agreements contain restrictions on the amounts of permitted indebtedness, investments, working capital, repurchases of common stock and cash dividends. At March 31, 2005, $57.3 million was available under these covenants for the payment of cash dividends, or the repurchase of the Company's common stock. In addition, the agreements restrict liens on assets and the sale or transfer of subsidiaries. The Company was in compliance with the various debt covenants for all periods presented.

The aggregate annual maturities of the notes payable for each of the fiscal years subsequent to March 31, 2005, are as follows: 2006, $200,000; 2007, $83,100,000; 2008, $200,000; 2009, $200,000; 2010, $200,000; and none thereafter.

(6) Non-file Insurance

The Company maintains non-file insurance coverage with an unaffiliated insurance company. The following is a summary of the non-file insurance activity for the years ended March 31, 2005, 2004, and 2003:

		2005	2004	2003
Insurance premiums written	$	**3,953,652**	3,391,523	2,120,692
Recoveries on claims paid	$	**290,062**	296,330	304,215
Claims paid	$	**4,119,148**	3,060,456	2,253,125

(7) Leases

The Company conducts most of its operations from leased facilities, except for its owned corporate office building. It is expected that in the normal course of business, expiring leases will be renewed at the Company's option or replaced by other leases or acquisitions of other properties. All of the Company's leases are operating leases.

The future minimum lease payments under noncancelable operating leases as of March 31, 2005, are as follows:

2006	$ 5,340,152
2007	2,977,760
2008	1,065,333
2009	156,843
2010	50,094
Thereafter	0
Total future minimum lease payments	$ 9,590,182

Rental expense for cancelable and noncancelable operating leases for the years ended March 31, 2005, 2004, and 2003, was $6,857,274, $5,460,005, and $4,830,932, respectively.

(8) Income Taxes

Income tax expense attributable to income from continuing operations consists of:

	Current	Deferred	Total
Year ended March 31, 2005:			
U.S. Federal	**$ 18,945,000**	**(860,000)**	**18,085,000**
State and local	**2,078,000**	**(295,000)**	**1,783,000**
	$ 21,023,000	**(1,155,000)**	**19,868,000**
Year ended March 31, 2004:			
U.S. Federal	$ 16,182,000	(813,000)	15,369,000
State and local	1,386,000	(105,000)	1,281,000
	$ 17,568,000	(918,000)	16,650,000
Year ended March 31, 2003:			
U.S. Federal	$ 13,577,000	(1,468,000)	12,109,000
State and local	1,095,000	(217,000)	878,000
	$ 14,672,000	(1,685,000)	12,987,000

Income tax expense attributable to income from continuing operations was $19,868,000, $16,650,000, and $12,987,000, for the years ended March 31, 2005, 2004 and 2003, respectively, and differed from the amounts computed by applying the U.S. federal income tax rate of 35% to pretax income from continuing operations as a result of the following:

	2005	2004	2003
U.S. Federal	**$ 18,850,000**	15,895,000	12,458,000
Increase (reduction) in income taxes resulting from:			
State tax, net of federal benefit	**1,159,000**	833,000	571,000
Change in valuation allowance	**104,000**	122,000	(18,000)
Insurance income exclusion	**(73,000)**	(117,000)	(190,000)
Other, net	**(172,000)**	(83,000)	76,000
	$ 19,868,000	16,650,000	12,987,000

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at March 31, 2005 and 2004 are presented below:

	2005	2004
Deferred tax assets:		
Allowance for doubtful accounts	**$ 7,726,000**	6,368,000
Unearned insurance commissions	**3,863,000**	3,309,000
Accounts payable and accrued expenses primarily related to employee benefits	**1,759,000**	1,534,000
Tax over book accrued interest receivable	**1,361,000**	1,200,000
Other	**516,000**	415,000
Gross deferred tax assets	**15,225,000**	12,826,000
Less valuation allowance	**(516,000)**	(412,000)
Net deferred tax assets	**14,709,000**	12,414,000
Deferred tax liabilities:		
Tax over book basis of depreciable assets	**(1,571,000)**	(942,000)
Intangible assets	**(1,160,000)**	(1,130,000)
Discount of purchased loans	**(167,000)**	(90,000)
Deferred net loan origination fees	**(775,000)**	(717,000)
Prepaid expenses	**(346,000)**	-
Gross deferred liabilities	**(4,019,000)**	(2,879,000)
Net deferred tax assets	**$ 10,690,000**	9,535,000

The valuation allowance for deferred tax assets as of March 31, 2005 and 2004 was $516,000 and $412,000, respectively. The valuation allowance against the potential total deferred tax assets as of March 31, 2005 and 2004 relates to state net operating losses. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. In order to fully realize the deferred tax asset, the Company will need to generate future taxable income prior to the expiration of the deferred tax assets governed by the tax code. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at March 31, 2005. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

The Internal Revenue Service has examined the Company's federal income tax returns for the fiscal years 1994 through 1996. Tax returns for fiscal 2002 and subsequent years are subject to examination by taxing authorities.

(9) Earnings Per Share

The following is a reconciliation of the numerators and denominators of the basic and diluted EPS calculations.

	For the year ended March 31, 2005		
	Income (Numerator)	**Shares (Denominator)**	**Per Share Amount**
Basic EPS			
Income available to common shareholders	**$ 33,989,706**	**18,761,066**	**$ 1.81**
Effect of Dilutive Securities			
Options	**-**	**796,449**	
Diluted EPS			
Income available to common shareholders plus assumed conversions	**$ 33,989,706**	**19,557,515**	**$ 1.74**

	For the year ended March 31, 2004		
	Income (Numerator)	Shares (Denominator)	Per Share Amount
Basic EPS			
Income available to common shareholders	$ 28,765,122	18,251,639	$ 1.58
Effect of Dilutive Securities			
Options	-	1,095,441	
Diluted EPS			
Income available to common shareholders plus assumed conversions	$ 28,765,122	19,347,080	$ 1.49

	For the year ended March 31, 2003		
	Income (Numerator)	Shares (Denominator)	Per Share Amount
Basic EPS			
Income available to common shareholders	$ 22,863,523	17,860,101	$ 1.28
Effect of Dilutive Securities			
Options	-	444,875	
Diluted EPS			
Income available to common shareholders plus assumed conversions	$ 22,863,523	18,304,976	$ 1.25

Options to purchase 0, 50,000, and 591,115, shares of common stock at various prices were outstanding during the years ended March 31, 2005, 2004 and 2003, respectively, but were not included in the computation of diluted EPS because the option exercise price was greater than the average market price of the common shares.

(10) Benefit Plans

Retirement Plan

The Company provides a defined contribution employee benefit plan (401(k) plan) covering full-time employees, whereby employees can invest up to 15% of their gross pay. The Company makes a matching contribution equal to 50% of the employees' contributions for the first 6% of gross pay. The Company's expense under this plan was $610,536, $594,430, and $430,530, for the years ended March 31, 2005, 2004, and 2003, respectively.

Supplemental Executive Retirement Plan

The Company has instituted a Supplemental Executive Retirement Plan ("SERP"), which is a non-qualified executive benefit plan in which the Company agrees to pay the executive additional benefits in the future, usually at retirement, in return for continued employment by the executive. The Company selects the key executives who participate in the SERP. The SERP is an unfunded plan, which means there are no specific assets set aside by the Company in connection with the establishment of the plan. The executive has no rights under the agreement beyond those of a general creditor of the Company. For the years ended March 31, 2005, 2004, and 2003, contributions of $317,882, $588,021, and $515,394, respectively were charged to operations related to the SERP.

Executive Deferred Compensation Plan

The Company has an Executive Deferral Plan. Eligible executives may elect to defer all or a portion of their incentive compensation to be paid under the Executive Incentive Plan. As of March 31, 2005, $285,000 had been deferred under this plan.

Stock Option Plans

The Company has a 1992 Stock Option Plan, a 1994 Stock Option Plan and a 2002 Stock Option Plan for the benefit of certain directors, officers, and key employees. Under these plans, 4,350,000 shares of authorized common stock have been reserved for issuance pursuant to grants approved by the Compensation and Stock Option Committee. The options have a maximum duration of 10 years, may be subject to certain vesting requirements, and are priced at the market value of the Company's common stock on the date of grant of the option.

The Company applies APB Opinion 25 in accounting for the stock option plans described in the preceding paragraph. Accordingly, no compensation expense has been recognized for the stock-based option plans.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants in 2005, 2004, and 2003, respectively: dividend yield of zero; expected volatility of 41.1%, 39.6%, and 47.5%; risk-free interest rate of 4.1%, 3.9%, and 3.9%; and expected lives of 10 years for all plans in all three years. The fair values of options granted were $9.02 in 2005, $9.63 in 2004, and $4.99 in 2003.

Option activity for the years ended March 31 were as follows:

	2005		2004		2003	
	Shares	**Weighted Average Exercise Price**	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding, beginning of year.....	**1,649,991**	**$ 7.58**	2,608,645	$ 7.34	2,897,568	$7.00
Granted...	**188,500**	**$22.50**	340,250	$15.63	186,500	$8.54
Exercised	**(577,710)**	**$ 8.15**	(1,237,146)	$ 7.27	(416,734)	$5.80
Forfeited	**(23,150)**	**$ 7.97**	(61,758)	$ 7.19	(58,689)	$5.66
Options outstanding, end of year...........	**1,237,631**	**$11.60**	1,649,991	$ 9.10	2,608,645	$7.34
Options exercisable, end of year............	**628,831**	**$ 8.01**	1,001,991	$ 7.58	2,026,713	$7.37

The following table summarized information regarding stock options outstanding at March 31, 2005:

Range of Exercise Price	Options Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Options Exercisable	Weighted Average Option Price
$ 4.90 - $5.99	323,352	4.05	$ 5.32	290,852	$ 5.35
$ 6.00 - $ 7.99	83,482	3.35	$ 6.70	83,482	$ 6.70
$ 8.00 - $ 9.99	270,500	6.98	$ 8.48	81,100	$ 8.51
$ 10.00 - $ 12.99	156,547	5.17	$ 11.13	111,547	$11.00
$ 13.00 - $ 16.99	189,250	8.10	$ 16.17	51,850	$15.15
$ 22.00 - $ 23.99	214,500	9.39	$ 23.23	10,000	$22.25
$ 4.90 - $ 23.99	1,237,631	6.33	$ 11.60	628,831	$ 8.01

(11) Acquisitions

The following table sets forth the acquisition activity of the Company for the last three fiscal years:

	2005	2004	2003
		($ in thousands)	
Number of offices purchased	**60**	68	42
Merged into existing offices	**30**	29	21
Purchase Price	**$ 26,107**	21,843	19,679
Tangible assets:			
Net loans	**21,491**	18,293	16,663
Furniture, fixtures & equipment	**187**	370	212
Excess of purchase prices over carrying value of net tangible assets	**$ 4,429**	3,180	2,804
Customer lists	**2,720**	1,718	1,640
Non-compete agreements	**230**	197	150
Goodwill	**1,479**	1,265	1,014
Total intangible assets	**$ 4,429**	3,180	2,804

The Company evaluates each acquisition to determine if the acquired enterprise meets the definition of a business. Those that meet the definition of a business are accounted for under SFAS No. 141 and those that do not meet the definition of a business combination are accounted for as asset purchases. The results of all acquisitions have been included in the Company's consolidated financial statements since the respective acquisition dates. The pro forma impact of these purchases as though they had been acquired at the beginning of the periods presented would not have a material effect on the results of operations as reported.

(12) Quarterly Information (Unaudited)

The following sets forth selected quarterly operating data:

	2005				2004			
	First	Second	Third	Fourth	First	Second	Third	Fourth
	(Dollars in thousands, except earnings per share data)							
Total revenues	$47,478	49,754	53,166	60,360	40,263	41,676	44,285	52,928
Provision for loan losses	8,627	11,282	13,731	6,397	7,929	9,328	11,077	5,147
General and administrative expenses	26,419	26,531	29,460	29,813	22,643	21,961	25,074	26,635
Interest expense	989	1,067	1,314	1,270	991	928	997	1,027
Income tax expense	4,177	3,968	3,160	8,563	3,089	3,358	2,533	7,670
Net income	$ 7,266	6,906	5,501	14,317	5,611	6,101	4,604	12,449
Earnings per share:								
Basic	$ .39	.38	.29	.75	.32	.34	.25	.67
Diluted	$ .37	.36	.28	.73	.30	.32	.23	.63

(13) Litigation

At March 31, 2005, the Company and certain of its subsidiaries have been named as defendants in various legal actions arising from their normal business activities in which damages in various amounts are claimed. Although the amount of any ultimate liability with respect to such matters cannot be determined, the Company believes that any such liability will not have a material adverse effect on the Company's results of operations or financial condition taken as a whole.

(14) Commitments

The Company has entered into employment agreements with certain key executive employees. The employment agreements have terms of one or three years and call for aggregate minimum annual base salaries of $800,000, adjusted annually as determined by the Company's Compensation and Stock Option Committee. The agreements also provide for annual incentive bonuses, which are based on the achievement of certain predetermined operational goals.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
World Acceptance Corporation:

We have audited the accompanying consolidated balance sheets of World Acceptance Corporation and subsidiaries ("the Company") as of March 31, 2005 and 2004, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended March 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of World Acceptance Corporation and subsidiaries as of March 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2005, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of March 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 9, 2005 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting

KPMG LLP

Greenville, South Carolina
June 9, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
World Acceptance Corporation

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that World Acceptance Corporation (the Company) maintained effective internal control over financial reporting as of March 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of March 31, 2005, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of March 31, 2005 and 2004, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended March 31, 2005, and our report dated June 9, 2005 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Greenville, South Carolina
June 9, 2005

BOARD OF DIRECTORS

Ken R. Bramlett Jr.
Attorney
Kennedy Covington Lobdell & Hickmon, LLP

James R. Gilreath
Attorney
The Gilreath Law Firm, P.A.

William S. Hummers III
Executive Vice President
The South Financial Group, Inc.

Douglas R. Jones
President and Chief Executive Officer
World Acceptance Corporation

A. Alexander McLean III
Executive Vice President and Chief Financial Officer
World Acceptance Corporation

Charles D. Walters
Chairman of the Board
World Acceptance Corporation

Charles D. Way
Chairman and Chief Executive Officer
Ryan's Restaurant Group, Inc.

COMPANY OFFICERS

Charles D. Walters
Chairman of the Board of Directors

Douglas R. Jones
President and Chief Executive Officer

A. Alexander McLean III
Executive Vice President and Chief Financial Officer

Mark C. Roland
Executive Vice President and Chief Operating Officer

Charles F. Gardner, Jr.
Senior Vice President, Western Division

James D. Walters
Senior Vice President, Southern Division

Jeffrey W. Ohly
Senior Vice President, Treasurer and Assistant Secretary

James J. Rosenauer
President, ParaData Financial Systems

Judson K. Chapin III
Vice President, Secretary and General Counsel

Marilyn Messer
Vice President of Human Resources

Iris E. Snow
Vice President and Assistant Secretary

B. Dale Hall
Vice President, Administration

Scot H. Mozingo
Vice President of Operations, Georgia

Stephen A. Bifano
Vice President of Operations, Illinois

Andrew L. Currey
Vice President of Operations, Oklahoma, Colorado and New Mexico

Delia A. Brigman
Vice President of Operations, Texas

Rodney D. Ernest
Vice President of Operations, Texas

Jeff L. Tinney
Vice President of Operations, West Texas

D. Clinton Dyer
Vice President of Operations, Tennessee

Jackie C. Willyard
Vice President of Operations, Kentucky

James W. Littlepage
Vice President of Operations, Missouri

Steve Holt
Vice President of Operations, Alabama and Louisiana

Scott Phillips
Vice President of Operations, South Carolina

Common Stock

World Acceptance Corporation's common stock trades on The Nasdaq Stock Market under the symbol: WRLD. As of June 3, 2005, there were 94 shareholders of record and approximately 2,000 persons or entities who hold their stock in nominee or "street" names through various brokerage firms. On this date there were 18,719,707 shares of common stock outstanding.

The table below reflects the stock prices published by Nasdaq by quarter for the last two fiscal years. The last reported sale price on June 3, 2005, was $26.70.

Market Price of Common Stock

Fiscal 2005		
Quarter	High	Low
First	$ 20.20	$ 15.23
Second	25.15	17.20
Third	27.79	21.62
Fourth	30.69	25.11

Fiscal 2004		
Quarter	High	Low
First	$ 16.35	$ 9.00
Second	16.68	12.74
Third	20.23	14.38
Fourth	24.40	17.98

The Company has never paid a dividend on its Common Stock. The Company presently intends to retain its earnings to finance the growth and development of its business and does not expect to pay cash dividends in the foreseeable future. The Company's debt agreements also contain certain limitations on the Company's ability to pay dividends. See note 5 to the Company's Consolidated Financial Statements.

Executive Offices

World Acceptance Corporation
Post Office Box 6429 (29606)
108 Frederick Street (29607)
Greenville, South Carolina
(864) 298-9800

Transfer Agent

Wachovia Securities
Corporate Client Services
1525 West W. T. Harris Boulevard
Charlotte, North Carolina 28288-1153
(800) 829-8432

Legal Counsel

Robinson, Bradshaw, & Hinson, P.A.
1900 Independence Center
101 North Tryon Street
Charlotte, North Carolina 28246

Independent Registered Public Accounting Firm

KPMG LLP
55 Beattie Place, Suite 900
Greenville, South Carolina 29601

Annual Report

A copy of the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, may be obtained without charge by writing to the Corporate Secretary at the executive offices of the Company. The Form 10-K also can be reviewed or downloaded from the Company's website: http://www.worldacceptance.com.

For Further Information

A. Alexander McLean III
Executive Vice President and Chief Financial Officer
World Acceptance Corporation
(864) 298-9800

World Acceptance Corporation
P.O. Box 6429
Greenville, South Carolina 29606
(864) 298-9800